Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-261517

Prospectus Supplement No. 1

(To Prospectus dated February 14, 2022)

PropertyGuru Group Limited

57,147,453 Ordinary Shares

This prospectus supplement updates, amends and supplements the prospectus dated February 14, 2022 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form F-4 (Registration No. 333-261517). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained herein regarding PropertyGuru’s unaudited financial results for the year ended December 31, 2021. This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 52 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 28, 2022.

PropertyGuru Delivers over S$100m Revenue in 2021, Beats Full Year Forecast

Reaffirmed positive outlook for 2022 with projected revenue of S$145.1 million up 44% over 2021, and projected adjusted EBITDA margin of 8%

•	Remains Southeast Asia’s #1 digital property marketplace with leading positions in Singapore, Vietnam, Malaysia and Thailand[1]

•	Full year 2021 revenue increased by 22.7% year-on-year to S$100.7 million, reflecting ability to successfully navigate the pandemic

•	On track to return to adjusted EBITDA positive position in 2022

•	Bridgetown 2 (SPAC) shareholder vote to approve business combination with PropertyGuru scheduled for March 15, 2022

Singapore – February 28, 2022 – PropertyGuru Group (“PropertyGuru” or “the Group”), Southeast Asia’s leading1, property technology (“PropTech”) company today provided highlights of its full year 2021 performance. The Group ended the year strongly as multiple key markets emerged from COVID-19 restrictions in Southeast Asia. This momentum has continued in 2022 YTD.

For Full Year 2021:

•

Total revenue increased by 22.7% to S$100.7 million from S$82.1 million, reflecting rising confidence in the property market. This is also 3.3% better than the Group’s 2021 forecast of S$97.5 million[2].

Additional Business Highlights

•

Singapore: PropertyGuru’s year-end 2021 Engagement Market Share grew to 84%[3] with agent subscription prices increasing on average by 15% in November 2021. These results were driven by rising property prices, solid agent and consumer confidence and PropertyGuru’s strong market position. In November, PropertyGuru Finance (https://www.propertyguru.com.sg/mortgage/home-loan) launched ‘SmartRefi’ (https://www.propertyguru.com.sg/mortgage/home-loan-refinance), an innovative tool that allows users auto-track their mortgage against daily market rates to help them better determine when to refinance.

•

Vietnam: New property listings on Batdongsan.com.vn increased 4.5 times in December 2021 compared to August 2021, driven by a sharp recovery in real estate market activity as the Vietnamese government eased COVID-related lock-down measures in the fourth quarter.

•

Malaysia: PropertyGuru continues to enjoy >90% Engagement Market Share[4]. In the second half of 2021, the Group successfully integrated iProperty.com.my into its existing operations. The addition of iProperty immediately increases the Group’s ability to serve Malaysia’s property market, which has seen a steady recovery following the easing of lockdown restrictions in the fourth quarter.

[1]	In terms of Engagement Market Share based on SimilarWeb data.
[2]	As disclosed in PropertyGuru Group Limited’s prospectus dated February 14, 2022
[3]	Based on SimilarWeb data (average July to December 2021).
[4]	Based on SimilarWeb data between January 2021 and June 2021.

Management Commentary

Hari V. Krishnan, Chief Executive Officer and Managing Director, PropertyGuru, said, “Despite the uneven recovery from COVID-19 across Southeast Asia, PropertyGuru continued to execute well in 2021 delivering strong financial results. Southeast Asia’s growth is being propelled by the long-term fundamentals of urbanization, digitalization and a rising middle class, and we exited 2021 with good momentum in the real estate sector in our key markets, as COVID restrictions eased.”

Full Year 2022 Outlook

The Group reaffirmed the positive outlook for 2022 with revenue projections of S$145.1 million, supported by strong momentum YTD and growth across all markets as the region emerges from the impact of COVID. This would represent a year-on-year growth of 44%. The Group also reaffirmed the expectation of a return to positive adjusted EBITDA, as the benefits of increased investment in people and marketing through COVID and integration of the REA Malaysia assets come through.

Continued Progress on Completing the Business Combination

PropertyGuru previously announced a business combination with Bridgetown 2 Holdings Limited (NASDAQ: BTNB) (“Bridgetown 2”), a special purpose acquisition company formed by Pacific Century Group (“Pacific Century”) and Thiel Capital LLC (“Thiel Capital”). Bridgetown 2’s Extraordinary General Meeting (the “EGM”) for its shareholders to approve the business combination will be held at 10:00 a.m. Eastern Time on March 15, 2022. Bridgetown 2 has mailed a definitive proxy statement to its shareholders as of the record date established for voting at the EGM. Bridgetown 2 has recommended that its shareholders vote in favor of the proposed business combination and the related proposals.

About PropertyGuru Group

PropertyGuru Group is Southeast Asia’s leading1 property technology company, and the preferred destination for over 52 million property seekers to find their dream home, every month. PropertyGuru and its group companies empower property seekers with more than 3.3 million real estate listings, in-depth insights, and solutions that enable them to make confident property decisions across Singapore, Malaysia, Thailand, Indonesia, and Vietnam.

PropertyGuru.com.sg was launched in 2007 and has helped to drive the Singapore property market online and has made property search transparent for the property seeker. Over the decade, the Group has grown into a high-growth technology company with a robust portfolio of leading property portals across its core markets company; award-winning mobile apps; a high quality developer sales enablement platform, FastKey (https://www.propertygurugroup.com/fastkey/); mortgage marketplace PropertyGuru Finance (https://www.propertyguru.com.sg/mortgage/home-loan); and a host of other property offerings including Awards (https://www.asiapropertyawards.com/en/), events and publications across Asia.

For more information, please visit:

https://www.propertygurugroup.com/; PropertyGuru Group on LinkedIn (https://www.linkedin.com/company/propertyguru).

Contact Information:

For inquiries regarding PropertyGuru, please contact:

Media

PropertyGuru Group

Sheena Chopra

+65 9247 5651

sheena@propertyguru.com.sg

Sard Verbinnen & Co

Ron Low and Jay Qin – Asia

Liz Zale and Chloe Clifford – U.S.

PropertyGuru-SVC@sardverb.com

Investor

PropertyGuru Group

Investor Relations

investors@propertyguru.com

The Blueshirt Group

Chris Hollenbeck

propertyguru@blueshirtgroup.com

Key Performance Metrics

Engagement Market Share is the average monthly engagement for websites owned by PropertyGuru as compared to average monthly engagement for a basket of peers calculated over the relevant period. Engagement is calculated as the number of visits to a website during a period multiplied by the average amount of time spent on that website for the same period, in each case based on data from SimilarWeb.

Number of real estate listings is calculated as the number of listings created during the month for Vietnam and total listings at the end of the previous month for other markets.

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between PropertyGuru, PropertyGuru Group Limited (“PubCo”) and Bridgetown 2, and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of PropertyGuru, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words.

All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Bridgetown 2 and PropertyGuru, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of Bridgetown 2 or PropertyGuru is not obtained; the risk that the business combination disrupts current plans and operations of Bridgetown 2 or PropertyGuru as a result of the announcement and consummation of the business combination; the ability of PropertyGuru to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on the NYSE following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to PropertyGuru; the amount of redemption requests made by Bridgetown 2’s shareholders and the amount of funds available in the Bridgetown 2 trust account; PropertyGuru’s ability to attract new and retain existing customers in a cost effective manner; competitive pressures in and any disruption to the industry in which PropertyGuru and its subsidiaries (the “Group”) operates; the Group’s ability to achieve profitability despite a history of losses; the Group’s ability to implement its growth strategies and manage its growth; customers of the Group continuing to make valuable contributions to its platform, the Group’s ability to meet consumer expectations; the success of the Group’s new product or service offerings; the Group’s ability to produce accurate forecasts of its operating and financial results; the Group’s ability to attract traffic to its websites; the Group’s ability to assess property values accurately; the Group’s internal controls; fluctuations in foreign currency exchange rates; the Group’s ability to raise capital; media coverage of the Group; the Group’s ability to obtain insurance coverage; changes in the regulatory environments (such as anti-trust laws, foreign ownership restrictions and tax regimes) of the countries in which the Group operates, general economic conditions in the countries in which the Group operates, the Group’s ability to attract and retain management and skilled employees, the impact of the COVID-19 pandemic on the business of the Group, the success of the Group’s strategic investments and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers, disruptions to information technology systems and networks, the Group’s ability to grow and protect its brand and the Group’s reputation, the Group’s ability to protect its intellectual property; changes in regulation and other contingencies; the Group’s ability to achieve tax efficiencies of its corporate structure and intercompany arrangements; potential and future litigation that the Group may be involved in; unanticipated losses, write-downs or write-offs, restructuring and impairment or other charges, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Business Combination and technological advancements in the Group’s industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, Bridgetown 2’s Quarterly Report on Form 10-Q and other documents filed by PubCo or Bridgetown 2 from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither Bridgetown 2 nor PropertyGuru presently know, or that Bridgetown 2 or PropertyGuru currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements reflect Bridgetown 2’s and PropertyGuru’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or Bridgetown 2’s or PropertyGuru’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. Bridgetown 2 and PropertyGuru anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, Bridgetown 2 and PropertyGuru may elect to update these forward-looking statements at some point in the future, PubCo, Bridgetown 2 and PropertyGuru specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by PropertyGuru or Bridgetown 2 or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing Bridgetown 2’s or PropertyGuru’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of PropertyGuru and Bridgetown 2 contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the PropertyGuru, Bridgetown 2 or any other entity.

Industry and Market Data

This document contains information, estimates and other statistical data derived from third party sources and/or industry or general publications. Such information involves a number of assumptions and limitations, and you are cautioned not to place undue weight on such estimates. PropertyGuru, PubCo and Bridgetown 2 have not independently verified such third-party information, and make no representation as to the accuracy of such third-party information.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between PropertyGuru and Bridgetown 2. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of Bridgetown 2 for their consideration.

In connection with the business combination, Bridgetown 2 has mailed a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the definitive proxy statement/prospectus or any other document that Bridgetown 2 will send to its shareholders in connection with the business combination. Bridgetown 2’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus, in connection with Bridgetown 2’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about Bridgetown 2, PubCo, PropertyGuru and the proposed transactions. Shareholders and investors may also obtain a copy of the definitive proxy statement as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by Bridgetown 2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Bridgetown 2. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Bridgetown 2, PubCo and PropertyGuru and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Bridgetown 2’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Bridgetown 2’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about Bridgetown 2’s directors and executive officers in Bridgetown 2’s final prospectus filed with the SEC on January 27, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests are included in the proxy statement/prospectus. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.